SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

telephone (561) 362-9595
facsimile (561) 362-9612
-mail:  roxanne@swblaw.net

April 15, 2009

“CORRES”

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:              Rolaine S. Bancroft, Special Counsel
Michelle Lacko, Staff Attorney, Division of Corporation Finance

Re:          Caribbean Villa Catering Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-151840

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filing.  On April 14, 2009 I, on behalf of the Company, received an oral comment from the staff through Michelle Lacko regarding the form of the opinion of counsel filed in Amendment No. 5.  In connection therewith, the Company has determined that it accidentally filed in Amendment No. 5 a different version of the legal opinion than the version that was originally filed.   Accordingly, Amendment No. 6 to the Registration Statement on Form S-1 contains a copy of the legal opinion as originally filed and currently dated.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ Roxanne K. Beilly
Cc:           Mr. Robert Seeley